UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 AMENDED FORM 144†† NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933						OMB APPROVAL
OMB Number: 3235-0101 Expires: December 31, 2006 Estimated average burden hours per response . . . . . . . . . 4.47
SEC USE ONLY
DOCUMENT SEQUENCE NO.

CUSIP NUMBER
ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
1 (a) NAME OF ISSUER (Please type or print)			(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.		WORK LOCATION
The NASDAQ Stock Market, Inc.			52-1165937	0-32651
1 (d)	ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
		One Liberty Plaza	New York	NY	10006	AREA CODE	NUMBER
						212	401-8700
2 (a)	NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER (d)	ADDRESS STREET	CITY	STATE	ZIP CODE
National Association of Securities Dealers, Inc.		53-0088710	10% owner	1735 K Street, N.W.	Washington	D.C.	20006

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	Title of the Class of Securities To Be Sold	(b)	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY	(c)	Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d)	Aggregate Market Value (See instr. 3(d))	(e)	Number of Shares or Other Units Outstanding (See instr. 3(e))	(f)	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g)	Name of Each Securities Exchange (See instr. 3(g))
				Broker-Dealer File Number
Common Stock, par value $0.01 per share		Lehman Brothers Inc. 745 7th Avenue New York, NY 10019			4,500,000		168,075,000*		82,011,757		11-15-05		NASDAQ

††EXPLANATORY NOTE: This Amendment to Form 144 is being filed by National Association of Securities Dealers, Inc. (the "Seller") solely to add information to Table II regarding sales by the Seller of common stock, par value $0.01 per shares of The Nasdaq Stock Market, Inc. on November 9, 2005 and November 15, 2005 that was inadvertently omitted from the Form 144 originally filed by the Seller on November 15, 2005.  Such shares were sold upon the exercise of warrants issued by the Seller and were sold in transactions exempt pursuant to Section 4 of the Securities Act of 1933 and not involving any public offering.  All other information set forth in the original Form 144 remains unchanged.

INSTRUCTIONS:

1.	(a)	Name of issuer	3.	(a)	Title of the class of securities to be sold
	(b)	Issuer’s I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Issuer’s S.E.C. file number, if any		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Issuer’s address, including zip code		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(e)	Issuer’s telephone number, including area code		(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
				(f)	Approximate date on which the securities are to be sold
2.	(a)	Name of person for whose account the securities are to be sold		(g)	Name of each securities exchange, if any, on which the securities are intended to be sold
	(b)	Such person’s I.R.S. identification number, if such person is an entity
	(c)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(d)	Such person’s address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1147 (01-04)

TABLE I –– SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock, par value $0.01 per share	06-27-00	Merger	Issuer	100,000,000**	06-27-00	Share Exchange

INSTRUCTIONS:	1.	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.	2.

If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II –– SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
The National Association of Securities, Inc.	Common Stock, par value $0.01 per share	11-15-05	4,500***	$72,000
1735 K. Street, N.W.		11-09-05	10,475***	$167,600
Washington, D.C. 20006		10-05-05	5,700***	$91,200
		09-22-05	3,000***	$48,000
		09-14-05	2,700***	$43,200
		09-05-05	1,500***	$24,000
		08-22-05	700***	$11,200
		08-18-05	3,300***	$52,800
		08-16-05	11,900***	$190,400

REMARKS:

*Based on the closing sales price on the Nasdaq National Market on November 14, 2005 of $37.35.

**Reflects a 49,999-for-One stock dividend issued subsequent to original acquisition date.

***Sold upon the exercise of warrants issued by the Seller.  Such shares were sold in a transaction exempt pursuant to Section 4 of the Securities Act of 1933 and not involving any public offering.

INSTRUCTIONS:	ATTENTION:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

National Association of Securities Dealers, Inc.
	By:	/s/ Todd Diganci
11-15-05	Name: Todd Diganci Its: Executive VP and Chief Financial Officer
DATE OF NOTICE	(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (01-04)